Filed by Aviragen Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-6(b)

Of the Securities Exchange Act of 1934, as amended

Subject Company: Aviragen Therapeutics, Inc.

Commission File No. for Registration

Statement on Form S-4: 333-222009

January 16, 2018

Dear Fellow Stockholder,

Aviragen’s special meeting of stockholders on February 6, 2018 is fast approaching, and it is extremely important that you vote as soon as possible. The Aviragen Board of Directors unanimously recommends that you vote FOR the proposed merger with Vaxart. The Board strongly believes that the transaction is in the best interest of all stockholders.

Please take a moment to vote FOR the proposals necessary to approve the proposed merger today – by telephone, by Internet or by signing, dating and returning the proxy received with the proxy statement.

THE VAXART MERGER IS IN THE BEST INTEREST OF ALL AVIRAGEN STOCKHOLDERS

In reiterating its support for and recommending that you vote in favor of the proposed merger with Vaxart at the special meeting, Aviragen notes that:

●

The transaction maximizes the value of Aviragen: Based on the valuations of a selected set of publicly traded vaccine companies, Vaxart’s estimated potential valuation prior to the merger is approximately $158 million. Based on the ownership structure in the transaction, this would imply a value of the combined company at $264 million, with the potential value of Aviragen in the merger being $106 million, a significant improvement in value compared to Aviragen’s current market capitalization of approximately $23 million[1].

●

Aviragen stockholders will have the opportunity to participate in the significant upside potential of the merger: The combined company will be focused on developing Vaxart’s oral recombinant vaccines and Aviragen’s direct-acting antivirals to treat infections that have limited therapeutic options. Vaxart’s oral tablet vaccines have the potential to be major products in the worldwide vaccine market. In a head-to-head comparison with a leading injectable influenza vaccine, Vaxart’s oral tablet vaccine delivered clinical proof of efficacy and an excellent safety profile which we believe significantly de-risks the platform. Further, the combined company will be well-financed to achieve value creating milestones that include efficacy data from Aviragen’s BTA074 HPV Phase 2 data, Vaxart’s Phase 2 norovirus vaccine data, and the filing of additional INDs for new programs. Together, Aviragen and Vaxart will be poised to create meaningful value for stockholders in the near- and long-term.

●

Aviragen’s Board conducted a thorough process that included an extensive review of strategic alternatives: The Company’s Board formed an independent transactions committee that evaluated a number of options, including a business combination or strategic merger, in-licensing clinical stage programs, acquisitions, liquidation or other transactions that would complement Aviragen’s current assets. Ultimately the Board – at the recommendation of the transactions committee – accepted Vaxart’s offer as Aviragen’s directors unanimously agreed that it was in the best interest of the Company’s stockholders. Aviragen notes that, compared to other unrealistic estimates that have been previously assumed by others, the realistic liquidation value of the Company was estimated at only $22.4 million – or $0.58 per share – as of October 31, 2017. More importantly, there can be no assurances as to the actual amount or timing of available cash left to distribute to stockholders after paying debts, other obligations and setting aside funds for reserves.

YOUR VOTE IS IMPORTANT – PLEASE VOTE FOR THE PROPOSED MERGER WITH VAXART TODAY

The Aviragen Board of Directors unanimously recommends that you vote FOR the proposed merger. Your vote is extremely important, no matter how many or how few shares you own. The affirmative vote of the holders of a majority of the shares of Aviragen common stock properly cast at the Aviragen special meeting, presuming a quorum is present, is required to approve the proposed merger. Aviragen shareholders of record at the close of business on January 2, 2018 are entitled to vote at the special meeting. Please take a moment to vote FOR the proposals necessary to approve the proposed merger today – by telephone, by Internet or by signing, dating and returning the enclosed proxy card in the postage-paid envolope provided.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, D.F. King & Co., Inc., toll-free at (800) 967-5074.

Sincerely,

Joseph Patti, PhD

Chief Executive Officer

You may use one of the following simple methods to promptly provide your voting instructions:

1.    Vote by Internet:  Go to the website www.proxyvote.com. Have your 12-digit control number listed on the voting instruction form ready and follow the online instructions.  The 12-digit control number is located in the rectangular box on the right side of your voting instruction form.

2.    Vote by Telephone:  Call toll-free (800) 454-8683.  Have your 12-digit control number listed on the voting instruction form ready and follow the simple instructions.

3.    Vote by Mail: Mark, sign, date and return your voting instruction form and return it in the postage-paid return envelope provided.

Forward Looking Statements

This letter contains forward-looking statements about Aviragen Therapeutics, Inc. and Vaxart Inc., and their respective businesses, business prospects, strategy and plans, including but not limited to statements regarding the estimated value of the combined company; anticipated preclinical and clinical drug development activities; potential of the oral tablet vaccines to be major products in the worldwide vaccine market; timelines and market opportunities; the combined company being well-funded to advance its programs; and the combined company’s ability to generate near and long term value for stockholders. All statements other than statements of historical facts included in this letter are forward looking statements. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward looking statements. These forward looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Aviragen and Vaxart to consummate the merger; risks related to Aviragen’s ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the market price of Aviragen’s common stock relative to the exchange ratio; the ability of Aviragen or Vaxart to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger. The vaccine candidates that Vaxart develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all. In addition, future clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this letter and such vaccine candidates may not successfully commercialized. Additional factors that may cause actual results to differ materially from such forward looking statements include those identified under the caption “Risk Factors” in the documents filed by Aviragen with the Securities and Exchange Commission from time to time, including its Proxy/Prospectus on Form S-4, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. Except to the extent required by applicable law or regulation, neither Aviragen nor Vaxart undertakes any obligation to update the forward-looking statements included in this letter to reflect subsequent events or circumstances.

Additional Information About the Merger and Where to Find It

In connection with the proposed strategic merger, Aviragen and Vaxart have filed relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4, as amended, that contains a prospectus and a joint proxy statement. Investors may obtain the proxy statement/prospectus, as well as other filings containing important information about Aviragen, Vaxart and the merger, free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Aviragen by directing a written request to: Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009, Attention: Corporate Secretary or delivered via email to investors@aviragentherapeutics.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Aviragen and Vaxart and their respective directors and officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aviragen in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger are included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Aviragen is also included in Aviragen’s Annual Report on Forms 10-K for the year ended June 30, 2017, filed with the SEC on September 1, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017. These documents are available free of charge from the sources indicated above.

1 Based on Aviragen's closing share price on January 11, 2018.

January 16, 2018

Dear Fellow Stockholder,

Aviragen’s special meeting of stockholders on February 6, 2018 is fast approaching, and it is extremely important that you vote as soon as possible. The Aviragen Board of Directors unanimously recommends that you vote FOR the proposed merger with Vaxart. The Board strongly believes that the transaction is in the best interest of all stockholders.

Please take a moment to vote FOR the proposals necessary to approve the proposed merger today – by telephone, by Internet or by signing, dating and returning the proxy received with the proxy statement.

THE VAXART MERGER IS IN THE BEST INTEREST OF ALL AVIRAGEN STOCKHOLDERS

In reiterating its support for and recommending that you vote in favor of the proposed merger with Vaxart at the special meeting, Aviragen notes that:

●

The transaction maximizes the value of Aviragen: Based on the valuations of a selected set of publicly traded vaccine companies, Vaxart’s estimated potential valuation prior to the merger is approximately $158 million. Based on the ownership structure in the transaction, this would imply a value of the combined company at $264 million, with the potential value of Aviragen in the merger being $106 million, a significant improvement in value compared to Aviragen’s current market capitalization of approximately $23 million[1].

●

Aviragen stockholders will have the opportunity to participate in the significant upside potential of the merger: The combined company will be focused on developing Vaxart’s oral recombinant vaccines and Aviragen’s direct-acting antivirals to treat infections that have limited therapeutic options. Vaxart’s oral tablet vaccines have the potential to be major products in the worldwide vaccine market. In a head-to-head comparison with a leading injectable influenza vaccine, Vaxart’s oral tablet vaccine delivered clinical proof of efficacy and an excellent safety profile which we believe significantly de-risks the platform. Further, the combined company will be well-financed to achieve value creating milestones that include efficacy data from Aviragen’s BTA074 HPV Phase 2 data, Vaxart’s Phase 2 norovirus vaccine data, and the filing of additional INDs for new programs. Together, Aviragen and Vaxart will be poised to create meaningful value for stockholders in the near- and long-term.

●

Aviragen’s Board conducted a thorough process that included an extensive review of strategic alternatives: The Company’s Board formed an independent transactions committee that evaluated a number of options, including a business combination or strategic merger, in-licensing clinical stage programs, acquisitions, liquidation or other transactions that would complement Aviragen’s current assets. Ultimately the Board – at the recommendation of the transactions committee – accepted Vaxart’s offer as Aviragen’s directors unanimously agreed that it was in the best interest of the Company’s stockholders. Aviragen notes that, compared to other unrealistic estimates that have been previously assumed by others, the realistic liquidation value of the Company was estimated at only $22.4 million – or $0.58 per share – as of October 31, 2017. More importantly, there can be no assurances as to the actual amount or timing of available cash left to distribute to stockholders after paying debts, other obligations and setting aside funds for reserves.

YOUR VOTE IS IMPORTANT – PLEASE VOTE FOR THE PROPOSED MERGER WITH VAXART TODAY

The Aviragen Board of Directors unanimously recommends that you vote FOR the proposed merger. Your vote is extremely important, no matter how many or how few shares you own. The affirmative vote of the holders of a majority of the shares of Aviragen common stock properly cast at the Aviragen special meeting, presuming a quorum is present, is required to approve the proposed merger. Aviragen shareholders of record at the close of business on January 2, 2018 are entitled to vote at the special meeting. Please take a moment to vote FOR the proposals necessary to approve the proposed merger today – by telephone, by Internet or by signing, dating and returning the enclosed proxy card in the postage-paid envolope provided.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, D.F. King & Co., Inc., toll-free at (800) 967-5074.

Sincerely,

Joseph Patti, PhD

Chief Executive Officer

You may use one of the following simple methods to promptly provide your voting instructions:

1.   Vote by Internet:  Go to the website www.voteproxy.com. Have your 11-digit control number listed on the proxy card ready and follow the online instructions.  The 11-digit control number is located in the rectangular box on the right side of your proxy card.

2.   Vote by Telephone:  Call toll-free (800) PROXIES ((800)-776-9437).  Have your 11-digit control number listed on the proxy card ready and follow the simple instructions.

3.   Vote by Mail: Mark, sign, date and return your proxy card and return it in the postage-paid return envelope provided.

Forward Looking Statements

This letter contains forward-looking statements about Aviragen Therapeutics, Inc. and Vaxart Inc., and their respective businesses, business prospects, strategy and plans, including but not limited to statements regarding the estimated value of the combined company; anticipated preclinical and clinical drug development activities; potential of the oral tablet vaccines to be major products in the worldwide vaccine market; timelines and market opportunities; the combined company being well-funded to advance its programs; and the combined company’s ability to generate near and long term value for stockholders. All statements other than statements of historical facts included in this letter are forward looking statements. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward looking statements. These forward looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Aviragen and Vaxart to consummate the merger; risks related to Aviragen’s ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the market price of Aviragen’s common stock relative to the exchange ratio; the ability of Aviragen or Vaxart to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger. The vaccine candidates that Vaxart develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all. In addition, future clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this letter and such vaccine candidates may not successfully commercialized. Additional factors that may cause actual results to differ materially from such forward looking statements include those identified under the caption “Risk Factors” in the documents filed by Aviragen with the Securities and Exchange Commission from time to time, including its Proxy/Prospectus on Form S-4, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. Except to the extent required by applicable law or regulation, neither Aviragen nor Vaxart undertakes any obligation to update the forward-looking statements included in this letter to reflect subsequent events or circumstances.

Additional Information About the Merger and Where to Find It

In connection with the proposed strategic merger, Aviragen and Vaxart have filed relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4, as amended, that contains a prospectus and a joint proxy statement. Investors may obtain the proxy statement/prospectus, as well as other filings containing important information about Aviragen, Vaxart and the merger, free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Aviragen by directing a written request to: Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009, Attention: Corporate Secretary or delivered via email to investors@aviragentherapeutics.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Aviragen and Vaxart and their respective directors and officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aviragen in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger are included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Aviragen is also included in Aviragen’s Annual Report on Forms 10-K for the year ended June 30, 2017, filed with the SEC on September 1, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017. These documents are available free of charge from the sources indicated above.

1 Based on Aviragen's closing share price on January 11, 2018.